June 14, 2010

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:	Comment Letter dated May 25, 2010 relating to Registration Statement on Form 10 (the “Form 10”) of LyondellBasell Industries N.V. (the “Company”); File No. 001-34726

Dear Ms. Long:

In connection with the Commission’s review of the Company’s Form 10, we submit the following response to the comments included in your letter, which includes the original comments from your letter in bold italics followed by our responses. The Company notes that because it is expected that the Form 10 will be effective later than 135 days after the date of the financial statements included in the Form 10, we will include financial statements as of March 31, 2010 in accordance with Rule 3-12 of Regulation S-X in the amendment to the Form 10.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for the attention devoted to our filing.

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the registration statement was first filed pursuant to Exchange Act Section 12(g)(1), and then you will become subject to the applicable SEC reporting obligations. If our comments are not addressed within this 60 day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 that includes changes responsive to our comments.

The Form 10 was filed pursuant to Exchange Act Section 12(b). As a result, and as discussed with the Staff, the Form 10 will become effective in accordance with Section 12(d) of the Exchange Act, 30 days (unless declared effective prior to such date) from the date that the New York Stock Exchange certifies that our securities have been approved for listing, rather than under Section 12(g)(1).

Ms. Pamela Long

Securities and Exchange Commission

June 14, 2010

2.	Please update your registration statement to reflect your emergence from bankruptcy, which was to occur on April 30, 2010.

The Company’s emergence from bankruptcy occurred, as planned, on April 30, 2010. The Company has made the necessary revisions to the Form 10, which will be reflected in the amendment to the Form 10.

Cautionary Information Regarding Forward-Looking Statements, page iv

3.	Because you should only reference current and known material risks, please delete the statements “Any of these factors, or a combination of these factors and other factors not currently known to us, could materially affect our future results of operations (including those of our joint ventures) and the ultimate accuracy of the forward-looking statements” and “These factors are not necessarily all of the important factors that could affect us and our joint ventures.” Please do the same with the first two sentences on page 46 under Risk Factors.

The Company has deleted the referenced statements in its amendment.

4.	With respect to the statement “These summaries may not contain all of the information that is important to an investor and reference is made to the actual contract or document for a more complete understanding of what is discussed in this Registration Statement,” please disclose whether you are referring to documents and contracts filed as exhibits.

The Company confirms that it is referring to documents and contracts filed as exhibits and has revised the disclosure to so state, which will be reflected in the amendment.

Industry and Market Data, page ii

5.	We note your disclosure that information from other sources is believed to be reliable, but you have made no warranty as to the accuracy or completeness of such information contained in the registration statement. Clarify the extent to which you are cautioning shareholders in their evaluation of this data. More clearly express the company’s views regarding the reliability of the data and statistics in your registration statement. If the industry and market data requires disclaimers such as those presented here, it does not appear the industry and market data contribute to an informed investor understanding of the market for the company’s products and services as of the time of their potential investments.

The Company believes the information obtained from the referenced third-party sources is reliable. The Company has revised the disclosure, as shown below (deletions marked as strike-though and additions marked as underlined):

Ms. Pamela Long

Securities and Exchange Commission

June 14, 2010

“This Registration Statement includes industry data that we obtained from periodic industry publications, including Chemical Marketing Associates, Incorporated (“CMAI”); Turner, Mason & Company; Platts (a reporting service of The McGraw-Hill Companies); SRI Consulting (“SRI”); Tecnon Orbicom; PIRA Energy Group; Chemical Market Resources; DeWitt & Company, Inc. (“DeWitt”); Oil and Gas Journal; Bloomberg L.P. (“Bloomberg”); Energy Information Administration (“EIA”); and LyondellBasell AF’s internal company reports and own estimates. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Additionally, the industry sources that we reference request or require that, if we reproduce the information they provide, we inform readers that they make no warranty, express or implied, as to the accuracy or completeness of, or assume any liability for, such information. ~~Neither we, our affiliates, nor any of the industry sources that we reference make any warranty, express or implied, as to the accuracy or completeness of, or assume any liability for, such information.~~ We believe that the industry data we obtained from periodic publications is generally reliable and is the data commonly and regularly used for analysis of our industry. However, we have made no independent verification of the accuracy of data.”

Risk Factors, page 46

6.	Please move the risks related to your bankruptcy and emergence and those related to your indebtedness to the beginning of the risk factors sections.

The Company has moved the risks, as requested.

Certain activities related to a project raise compliance issues under U.S. law, page 51

7.	Please revise to include dates of the events discussed in this risk factor.

The Company has made the requested revisions in its amendment.

Risk Factors, page 52

8.

You state in your risk factors that in connection with your ongoing internal control reviews during the second half of 2009, management identified three significant deficiencies in your internal control process relating to (i) supervision of freight contracting (ii) supervision and training of your internal accounting staff with respect to recording of your equity investments in joint ventures and (iii) inadequate support for review and reconciliation of a consolidation entry. Revise to disclose in greater detail the nature of the three significant deficiencies identified in your disclosure and the specific steps that the Company has implemented or plans to implement to

Ms. Pamela Long

Securities and Exchange Commission

June 14, 2010

remediate the material weaknesses. Further discuss any adjustments to the financial statements that have resulted from these deficiencies and how the adjustments have impacted or will impact operations or liquidity.

The Company notes that management identified three significant deficiencies, but these deficiencies did not constitute material weaknesses that would require disclosure. The Company disclosed the significant deficiencies in the Form 10 as a risk factor because it believes that investors should be aware that the deficiencies existed, not because such deficiencies, taken together, constitute a material weakness, which the Company understands would require disclosure. The Company believes that its disclosure related to the nature of the deficiencies, together with the revisions it has made to describe the remediating steps being taken, appropriately informs investors of the risks attendant in an investment in our securities.

The remediating steps being taken by the Company are as follows:

•	The deficiency related to supervision of freight contracting at our Houston Refinery was remediated by changing personnel and replacing a manual control with an automated control.

•

The deficiency related to recording of equity investments is being remediated by personnel changes; implementing processes for enhanced communication between personnel at the investee and our accounting staff; identifying and maintaining a formal list of quarterly adjustments we expect to make to the financial statements prepared by the joint venture; and implementing a non-consolidating general ledger for the joint ventures’ records in our ERP accounting system to account for and monitor these adjustments.

•

The deficiency related to inadequate support for review and reconciliation of a consolidation entry will be remediated by personnel changes; centralization of our consolidation process, including reducing the number of authorized personnel allowed to make consolidation entries; improved training on documentation requirements for consolidation personnel; enhanced detailed procedures of the consolidation process steps; and a more rigorous formal review process for consolidation entries.

As disclosed, these significant deficiencies did not have a material effect on our operations or liquidity, although as disclosed in Note 30 to the consolidated financial statements for the period ended December 31, 2009, the adjustment related to the reconciliation of the consolidation entry increased income from operations and net income for the three-month period ended December 31, 2009 by $65 million.

The Company has revised its disclosure to include a description of the nature of the deficiencies and the remediating steps, as shown below. To the extent the Company identifies additional significant deficiencies, or if any such deficiencies taken together constitute a material weakness, the Company confirms that appropriate and required disclosures will be made.

Ms. Pamela Long

Securities and Exchange Commission

June 14, 2010

“We are addressing certain significant deficiencies with respect to our internal controls.

In connection with our ongoing internal control reviews during the second half of 2009, our management identified three significant deficiencies in our internal control process. These deficiencies ~~relating~~ related to (i) segregation of duties related to ~~supervision of~~ freight contracting at our Houston Refinery, (ii) supervision and training of our internal accounting staff with respect to recording of our equity investments in joint ventures and (iii) inadequate support for review and reconciliation of a consolidation entry. The Company is remediating these deficiencies through changes in personnel; improved training; changes from manual to automated controls; and implementation of additional control procedures. ~~Whilethese~~ These deficiencies did not have a material impact on our financial results or operations,; however, there can be no assurance that we will not identify internal control deficiencies in the future or that any such identified deficiencies will not have a material impact on our operating results or financial statements.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

Results of Operations, page 71

9.	We note your disclosure regarding your February 25, 2010 decision to cease production and, and permanently shut down, your polypropylene plant at Terni, Italy and that you expect to recognize impairment charges of approximately $30 million plus severance and other charges which have yet to be determined but which could be significant. Please revise MD&A to discuss this decision, the expected charges to be incurred and your anticipated impact that these charges will have on operations and liquidity.

In the first quarter of 2010, the Company recognized charges of $23 million related to the shut down of the facility. As previously noted, the Company’s amended Form 10 will include consolidated financial statements for the period ended March 31, 2010 and Item 2 of the Form 10 will be revised to discuss the Company’s financial condition, results of operations and liquidity for the first quarter of 2010. As a result, the requested revisions have been made by virtue of the inclusion of first quarter 2010 financial information in the Form 10.

Liquidity and Capital Resources, page 87

10.

In your amendment please provide an updated status on your DIP Financing, your Plan of Reorganization, and the current plans for new financing and repayment of the Dip Financing. Provide an expanded discussion of financial covenants and other terms and conditions of your existing debt and any pending debt agreements, including a comparison of actual ratios and amounts to the most restrictive required ratios and amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Your disclosure should also address the risks and potential consequences of

Ms. Pamela Long

Securities and Exchange Commission

June 14, 2010

not complying with your debt covenants. See Section I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Provide a clear discussion of the ramifications of a covenant violation and a discussion of the financing options being considered in sufficient detail to allow an investor to see through the eyes of those who manage the business.

As a result of the confirmation of the Company’s Plan of Reorganization on April 23, 2010 and its emergence from chapter 11 on April 30, 2010, the Company’s capital structure has changed significantly from that which was disclosed in the Form 10. Specifically, the DIP Financing has been repaid or replaced in its entirety. As a result, the Company has deleted the descriptions of the DIP Financing and related loans and facilities, which are no longer outstanding, and whose descriptions the Company believes would only cause confusion to investors.

The Company has revised the Liquidity and Capital Resources discussion in the Form 10 to include descriptions of the Company’s existing financing arrangements. The terms and conditions, including the covenants included in the agreements, are standard covenants found in agreements of this type, and which the Company has described. It should be noted that none of the new agreements, other than the Company’s new U.S. ABL Facility, include any financial covenants. Further, the financial covenant contained in that facility is not a maintenance covenant but rather, applies only if excess availability under the facility falls below certain specified levels.

The revisions the Company has made in the amendment to the Form 10 describe the terms and conditions of the agreements, as well as the financial covenant contained in the U.S. ABL Facility, with the specificity requested by the Staff.

11.	You state on page F-38 that a separate joint venture is in default under an agreement as a result of the voluntary filing for relief under Chapter 11. You further state that the parties are currently negotiating and at the present time there is no evidence that such negotiations will not be successful. Please revise disclosure to discuss the nature of the agreement that is currently under default and how this default, if not cured, will impact operations and liquidity.

The agreement under which the Company’s joint venture is in default is a financing arrangement. Although there is no cure for the default, the Company continues to work with the lender and the other party to the joint venture to negate the breach by proposing other actions be taken by the Company, including substituting financial assurance. The Company continues to believe that there is no reason to believe that negotiations will not be successful and therefore, there will no material adverse effect on either its operations or its liquidity. As a result, the Company does not believe that additional disclosures in its footnotes to the financial statements are warranted, but confirms that it will make additional disclosures to the extent circumstances change, making it more likely that a loss will be incurred.

Ms. Pamela Long

Securities and Exchange Commission

June 14, 2010

12.	With regard to the following commitments, please revise to include a description of each in your liquidity section and provide a discussion of the impact, if any, you anticipate the obligations and commitments will have on your operations and liquidity:

•	Employment agreements between the Company and its Chief Executive Officer under which the CEO will receive certain equity awards, which have not been accrued as of December 31, 2009;

•	Contractual agreements with various outside consultants to assist in the bankruptcy process that provide for “success fees” and are valued at an estimated $85 million; and

•	The Management Incentive Plan that provides the workforce with market-level compensation and is estimated to be approximately $45 million annually.

(1) The employment agreement between the Company and its CEO provides for the issuance to the CEO of restricted stock and stock options. The issuances were made after emergence from bankruptcy, which occurred on April 30, 2010; because of the condition precedent of emergence to the Company’s obligation to issue the equity awards, no amounts were accrued as of December 31, 2009. In accordance with ASC 718, the Company is recording a compensation expense, equal to the fair value of the awards, over the relevant vesting period. The restricted stock award vests, subject to certain actions by 10% holders of the Company’s common stock, on the fifth anniversary of the date of grant, and the Company is recording 20% of the fair value of the award as compensation expense in each of the five years until the award is fully vested. The stock options vest in equal installments over a five year term, and the Company’s recognition of compensation expense related to the stock options is generally the same as that described for the restricted stock. We do not believe that non-cash compensation expenses related to equity awards are relevant to the Company’s liquidity, nor do we believe that the issuance of the awards has any material effect on our capital resources.

(2) As of March 31. 2010, the Company expects that the “success fees” payable to consultants will be $76 million. It is not anticipated that this number will increase. As a result, and given the Company’s revised discussion of its liquidity, which includes approximately $2,000 million of cash and cash equivalents, the Company does not believe these payments are material to its liquidity, capital resources or result of operations. A discussion of the revised amount is included in the footnotes to the consolidated financial statements for the period ended March 31, 2010, which will be included in the amendment to the Form 10.

(3) The Management Incentive Plan (the “MIP”) was a one year plan for employees of the Company in 2009. As disclosed on pages 121 – 122 of the Form 10, the maximum amount payable pursuant to the terms of the plan was $45 million. In the first quarter of 2010, based on the Company’s level of achievement of the MIP’s target measure disclosed in the Form 10, the Company became obligated to pay $25 million over the one-year period after emergence. Specifically, 25% of the payment will be due 90 days after April 30, 2010; 25% will be due

Ms. Pamela Long

Securities and Exchange Commission

June 14, 2010

180 days after April 30, 2010; and 50% will be due on April 30, 2011. The Company does not believe these payments are material to the Company’s results of operations or liquidity.

Liabilities for Environmental Remediation Costs, page 98

13.	Please clearly disclose the amount of accrued liabilities for future environmental remediation costs reclassified from “other liabilities” to “liabilities subject to compromise” in 2009. Disclose the amount of the subsequent adjustments made to this liability to “reflect the Debtors’ estimated claims to be allowed.” If material, explain how you determined the expected amount of the allowed claims and discuss any underlying assumptions. Expand the disclosure in Note 25 to describe and quantify the accrued environmental remediation costs included in “liabilities subject to compromise.”

The Company has revised its disclosure to include the aggregate of $169 million of reclassifications from “other liabilities” to “liabilities subject to compromise” and the $1,388 million adjustment to the environmental remediation costs made to reflect our estimates of the claims to be allowed.

The expected amount of the allowed claims primarily was determined based on negotiation during the bankruptcy process. During the bankruptcy, the United States brought claims against us seeking to recover past and future costs related to alleged environmental liabilities pertaining to several sites throughout the United States. The Company had included some of those costs in its recorded liabilities as of December 31, 2009, in accordance with ASC 450. The remaining costs claimed by the government had not been accrued because they did not meet the requirements of ASC 450 for accrual. However, the settlement of the claims brought by the government was necessary for our emergence from bankruptcy. As a result, the Company determined to accrue liabilities based on settlement discussions and our and our advisors’ judgment as to amounts that would be acceptable to the governmental agencies and approved by the bankruptcy court. These liabilities were classified as “Liabilities subject to compromise.”

The Company appreciates the Staff’s comments and agrees that additional disclosure with respect to environmental remediation costs in Item 2 of the Form 10 will be useful to investors. However, the Company believes the disclosures in Note 25 are appropriate in the circumstances but will consider amending the note in future filings, if appropriate.

The third paragraph on page 98 of the Form 10 has been revised as shown below:

“Accordingly, in 2009, an aggregate of $169 million of environmental remediation liabilities related to third-party sites were reclassified from “Other liabilities” to “Liabilities subject to compromise.” ~~In 2009,~~ Additionally, in accordance with the bankruptcy claims process, the ~~basis~~ bases for certain accrued liabilities ~~was adjusted to reflect the Debtors’ estimated claims to be allowed~~, including executory contracts and environmental liabilities classified as “Reorganization items.,” ~~was~~ were ~~adjusted~~ increased by an aggregate of

Ms. Pamela Long

Securities and Exchange Commission

June 14, 2010

$1,338 million to reflect the Debtors’ estimated claims to be allowed,. The estimated claims are classified as “Liabilities subject to compromise” in the Company’s consolidated balance sheet and the amounts of those claims were based primarily on negotiations that occurred during the bankruptcy process. There were no material adjustments to the Company’s environmental remediation liabilities in the first quarter of 2010.” ~~As a result the total amount of the accrued liability included in “Liabilities subject to compromise” reflect the current expected amount of the allowed claims.”~~

Index to Exhibits

14.	Please file all material credit facilities as exhibits to this registration statement, including the exhibits and schedules to those agreements. Please refer to item 601(b)(10) of Regulation S-K.

The Company confirms that it will file all required exhibits in accordance with Item 601(b)(10) of Regulation S-K in its amendment to the Form 10.

Report of KPMG Audit S.á r.l., page F-3

15.	Please tell us why you did not include the 2007 audit report for Lyondell. Refer to Rule 2-05 of Regulation S-X.

Lyondell was audited by PricewaterhouseCoopers LLP in 2007 and their report is included on pages F-91 and F-92, after the financial statements of LyondellBasell Industries AF S.C.A. We apologize for any confusion this placement may have caused.

Consolidated Statements of Cash flows, page F-6

16.	Please tell us whether the $2,961 million in “reorganization items” includes investing and financing cash flows. If so, please tell us why you did not disclose reorganization items separately within the operating, investing, and financing sections. Tell us how your presentation meets the requirements of paragraph 13 of ASC 852-10-45. Also, please explain your presentation of “reorganization-related payments, net.” Explain why the amounts are not presented gross and whether any of the associated cash flows should be classified as investing or financing.

The $2,961 million in reorganization items do not include investing and financing cash flows and we did not incur any financing or investing cash flows. We believe that showing the non-cash charge for reorganization expenses that affect the measurement of operating cash flows together with the cash payments made for those items meets the requirements of paragraph 13 of ASC 852-10-45 which states that “Reorganization items should be disclosed separately within the operating, investing and financing categories of the statement of cash flows.”

Ms. Pamela Long

Securities and Exchange Commission

June 14, 2010

The Company’s reorganization-related payments represent gross payments. The Company confirms it will correct the presentation of reorganization-related payments in future filings by deleting the word “net” in the line item description.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your comments. If you have any questions about this response, please feel free to contact me at (713) 309-4953.

Very truly yours,

/s/ Amanda K. Maki

Amanda K. Maki
Lead Counsel – Corporate & Securities

cc: Craig B. Glidden